Exhibit 99.1

CORPORATE RELEASE
STATS ChipPAC Ltd. Announces Acceptance
Results Of Tender Offer
United States – 10/20/2005, Singapore – 10/20/2005 – STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” – NNM: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, announced today that it had accepted tenders equal to $149,000,000 (approximately 99.3%) of its outstanding unregistered 7.5% Senior Notes due 2010 (the “Existing Notes”) in connection with its offer to exchange its Existing Notes for 7.5% Senior Notes due 2010 that have been registered under the Securities Act of 1933, with some of the Existing Notes being tendered pursuant to guaranteed delivery procedures. Holders that tendered their Existing Notes prior to the expiration of the exchange offer pursuant to guaranteed delivery procedures have five business days from the execution date of the notice of guaranteed delivery to present certificates for all physically tendered Existing Notes or a book-entry confirmation to the exchange agent.
$1,000,000 principal amount of the Existing Notes remain outstanding. The Company confirmed that, as previously announced, the exchange offer expired at 5:00 p.m. New York City time, on October 19, 2005 and the Company expects to settle the exchange offer as soon as practicable thereafter.
You may request information related to the exchange offer from U.S. Bank National Association at (800) 934-6802.
This notice shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina). Our offices outside the United States are located in the Netherlands, United Kingdom, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in Singapore and South Korea as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and the Singapore Exchange Securities Trading Limited. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release. Unless otherwise specified, references to “$” are to the lawful currency of the United States of America.

Singapore Contact :

Lee Ching Ching Senior Investor Relations Manager Tel : (65) 6824 7705, Fax : (65) 6720 7826 email : chingching.lee@statschippac.com

US Contacts :

Drew Davies Director, Investor Relations Tel : (408) 586 0608, Fax : (408) 586 0652 email : drew.davies@statschippac.com	Lisa Lavin Marcom Manager Tel : (208) 939 3104, Fax : (208) 939 4817 email : lisa.lavin@statschippac.com

The Ruth Group David Pasquale – Executive Vice President Tel : (646) 536 7006 email : dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059